[GRUPO PAO DE ACUCAR logo]



                   COMPANHIA BRASILEIRA DE DISTRIBUICAO - CBD

                                  PRESS RELEASE



Sao Paulo, February 17, 2003 - Companhia Brasileira de Distribuicao [BOVESPA:
PCAR4; and NYSE: CBD], the largest retail Company in Brazil, in response to articles in today's press stating that the Brazilian Secretariat of Economic Defense (SEAE) requested a writ of prevention before the Brazilian Anti-Trust Agency (CADE) to suspend the association between Sendas and CBD, would like to clarify the following:

     o Immediately after the agreement between Sendas and CDB was signed, the appropriate public disclosures were made.

     o On December 18, 2003 CBD and Sendas were called to testify before CADE to make initial clarifications on the association.

     o On December 22, 2003 all necessary documentation and information for the transaction analysis were filed under protocol #
          08012.009959/2003-34.

     o The anti-trust evaluation process by the authorities is mandatory process in proposed associations, and is conducted according to a series of established steps. One of the steps in the process, also mandatory, is the SEAE analysis.

     o    CBD and Sendas were surprised by the SEAE decision.

     o CBD and Sendas strongly believe that the association will ultimately be approved. Bearing in mind that the retailing industry in the State of Rio de Janeiro is quite fragmented and very competitive, including the presence of both global and national retailers with strong market positions, CBD and Sendas do not believe their association will result in excessive market concentration.

     o The management teams of CBD and Sendas are confident that the anti-trust evaluation will be conducted according to the normal, established procedures, and that the analysis will lead to the approval of the association.

     The initiation of operations of Sendas Distribuidora S.A. provides the necessary conditions for productivity gains and operating synergies that will translate into benefits for consumers located in the State of Rio de Janeiro. This is an initiative of two Brazilian companies that act with social responsibility toward the goal of offering the best services to clients and creating employment as a way to stimulate Brazilian economic development.



                                                             The Management Team

 COMPANHIA BRASILEIRA DE DISTRIBUICAO
 Fernando Tracanella
 Investor Relations Director
 Daniela Sabbag
 Coordinator
 Tel: (5511) 3886 0421 Fax: (5511) 3884 2677
 cbd.ri@paodeacucar.com.br
 -------------------------

 Website: http://www.cbd-ri.com.br/eng
          ----------------------------

--------------------------------------------------------------------------------
  Statements included in this report regarding the Company's business perspective, outlooks of operating and financial results, and referring to the Company's potential growth are merely projections and were based on the Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economy performance, on the industry and on international markets and, being, therefore, subject to changes.
--------------------------------------------------------------------------------